UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

DiaMedica Therapeutics Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

25253X207

(CUSIP Number)

June 23, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25253X207	13G/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS Trill AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,021,608 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,021,608 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,021,608 Common Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6% (See Item 4)*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS FI

CUSIP No. 25253X207	13G/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS Jan Ståhlberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,021,608 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,021,608 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,021,608 Common Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6% (See Item 4)*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

CUSIP No. 25253X207	13G/A	Page 4 of 7

Item 1(a).	Name of Issuer:

DiaMedica Therapeutics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

DiaMedica Therapeutics Inc.

Two Carlson Parkway, Suite 260

Minneapolis, Minnesota 55447

Item 2(a).	Name of Person Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the Common Shares (as defined in Item 2(d) below) of the Company:

Record Holder

Trill AB is the record holder of the Common Shares.

Reporting Individual

Mr. Jan Ståhlberg is the Board Member and beneficial owner of Trill AB.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is:

Trill AB

Sveavägen 17, 18th Floor

SE-111 57

Stockholm, Sweden

Item 2(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value (the “Common Shares”)

Item 2(e).	CUSIP Number:

25253X207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): Not applicable

Item 4.	Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 37,945,133 shares of Common Stock issued and outstanding as of June 23, 2023.

Trill AB is the record holder of the Common Shares. Mr. Jan Ståhlberg, as the Board Member of Trill AB, has the sole power to vote and dispose of the Common Shares and is deemed to be the beneficial owner of all the Common Shares.

CUSIP No. 25253X207	13G/A	Page 5 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 25253X207	13G/A	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRILL AB

Dated: June 27, 2023	By:	/s/ Jan Ståhlberg
Jan Ståhlberg
Board Member

Dated: June 27, 2023		/s/ Jan Ståhlberg
Jan Ståhlberg

CUSIP No. 25253X207	13G/A	Page 7 of 7

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRILL AB

Dated: June 27, 2023	By:	/s/ Jan Ståhlberg
Jan Ståhlberg
Board Member

Dated: June 27, 2023		/s/ Jan Ståhlberg
Jan Ståhlberg